November 19, 2020

VIA EDGAR

Anuja A. Majmudar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	LifeSci Acquisition II Corp.

Registration Statement on Form S-1

Filed October 14, 2020, as amended

File No. 333-249480

Dear Ms. Majmudar:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other underwriters, hereby join in the request of Petra Acquisition, Inc. that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 1:00pm Eastern time on Friday, November 20, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 1,100 copies of the preliminary prospectus dated November 17, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

LIFESCI CAPITAL LLC

By:	/s/ David Dobkin
Name: David Dobkin
Title: Managing Director

LADENBURG THALMANN & CO. INC.

By:	/s/ Steven Kaplan
Name: Steven Kaplan
Title: Head of Capital Markets

As Representatives of the underwriters